

Mail Stop 4631

November 5, 2009

<u>via U.S. mail and facsimile</u>

Mr. Tom Cunningham, President
Cheyenne Resources Corp.
7305 Calle Sagranda
Bakersfield, CA 93309

        RE: Cheyenne Resources Corp.
                Form 8-K/A Item 4.01
                Filed November 4, 2009
                File No. 333-140204

Dear Mr. Cunningham:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1. You state in the second paragraph of the amended Form 8-K that "The auditor's report on the financial statements of Royale Energy during the fiscal year ended December 31, 2008, contained no adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles." Please revise your filing to make it clear that the financial statements to which you refer are that of Cheyenne Resources Corp., instead of Royale Energy or any other entity.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

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Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant